Filed Pursuant to Rule 424(b)(7)
Registration No. 333-135208
PROSPECTUS SUPPLEMENT DATED JUNE 27, 2006
(To Prospectus dated June 21, 2006)
INFORMATICA CORPORATION
$230,000,000
3% Convertible Senior Notes due 2026 and
the Common Stock Issuable Upon Conversion of the Notes
     This prospectus supplement supplements information contained in the prospectus dated June 21, 2006 of Informatica Corporation relating to the offer and sale from time to time by certain selling security holders of our 3% Convertible Senior Notes due 2026, which are referred to as the “notes,” and the common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling security holders.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.
The date of this prospectus supplement is June 27, 2006

SELLING SECURITY HOLDERS
     The table below supplements or amends the table of selling security holders beginning on page 57 of the prospectus dated June 21, 2006. Where the name of a selling security holder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling security holder supersedes the information in the prospectus. This information was furnished to us by the selling security holders listed below on or before June 23, 2006. Because the selling security holders may offer, pursuant to this prospectus, all or some portion of the notes or common stock listed below, no estimate can be given as to the amount of notes or common stock that will be held by the selling security holders upon consummation of any sales. In addition, the selling security holders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented. We are not updating any information with respect to any other selling security holder set forth in the prospectus dated June 21, 2006, other than with respect to the holders set forth below.

	Principal Amount at
	Maturity of Notes		Shares of Common	Percentage of
	Beneficially Owned	Percentage of Notes	Stock Owned prior	Common Stock	Conversion Shares
Name	That May Be Sold	Outstanding	to the Offering (1)	Outstanding (2)	Offered Hereby
UBS Securities LLC	$ 8,637,000	3.76%	431,850	*	431,850
Calamos Market Neutral Income Fund — Calamos Investment Trust (13)	$ 8,400,000	3.65%	420,000	*	420,000

(1)	Includes shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 50.00 for each $1,000 principal amount of the notes. The conversion rate is subject to adjustment as described under “Description of the Notes — Conversion Rights.”

(2)	Calculated based on Rule 13d-3(d)(i) under the Exchange Act, using 85,789,016 shares of common stock outstanding on June 15, 2006. Under this rule, beneficial ownership includes any share over which the individual or entity has voting power or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that will be exercisable on or before August 15, 2006 are deemed outstanding. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned. The information is not necessarily indicative of beneficial ownership for any other purpose.

(13)	Calamos Advisors LLC (“Calamos”) is the investment manager for Calamos Market Neutral Income Fund — Calamos Investment Trust. Nick Calamos is the Senior Executive Vice President, Head of Investment of Calamos. Mr. Calamos holds voting or investment power over the shares issuable upon the conversion of the notes being registered hereby held by Calamos Market Neutral Income Fund — Calamos Investment Trust.